Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the five fiscal years ended March 31, 2017, in accordance with U.S. GAAP.

	Fiscal year ended March 31,
	2013	2014	2015	2016	2017
	(Millions of yen)
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	¥155,019	¥202,011	¥310,956	¥336,608	¥365,437
Add: Fixed charges	103,891	85,350	76,535	80,718	76,629
Amortization of capitalized interest	2,635	1,571	1,648	1,958	1,989
Distributed income of equity investees	10,221	9,957	18,186	30,063	14,913
Subtract: Interest capitalized	1,707	1,037	1,369	1,639	1,066

Earnings as defined	¥270,059	¥297,852	¥405,956	¥447,708	¥457,902

Fixed Charges	¥103,891	¥85,350	¥76,535	¥80,718	¥76,629
Ratio of earnings to fixed charges	2.60	3.49	5.30	5.55	5.98